[ALPHAMETRIX  LETTERHEAD]

February 7, 2011

VIA EDGAR AND OVERNIGHT

Ms. Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	AlphaMetrix Managed Futures III LLC (the “Registrant”)
Amendment No. 3 to Registration Statement on Form 10
Filed January 5, 2011
File No. 000-53864
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 13, 2010
File No. 000-53864

Dear Ms. Barros:

We thank you for your comment letter of January 28, 2011 relating to the Registrant’s Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 13, 2010.  For your convenience, the comment included in your January 28, 2011 letter is set forth verbatim below in italics, together with the Registrant’s response thereto.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

Item 4T:  Controls and Procedures, page 19

1.
We note your response to comment 6 in our letter dated October 21, 2010.  Please refer to our Securities Act Sections Compliance and Disclosure Interpretation Question 104.01 which requires that the certifications required by Exchange Act Rules 13a-14(a) or 15d-14(a) may not be modified and must be made in the form required.  Please note that the certifications require that you identify only the registrant.  In future filings, please revise your certifications accordingly and also revise your disclosure in the “Controls and Procedures” section of your applicable periodic report to clarify that the certifications required by Exchange Act Rules 13a-14(a) or 15d-14(a) cover each series individually, as well as the registrant as a whole.

In future filings, we will revise the certifications to conform to the form required under the Exchange Act Rules 13a-14(a) or 15d-14(a) and will revise the disclosure in the “Controls and Procedures” section of any applicable periodic report to clarify that the certifications required by Exchange Act Rules 13a-14(a) or 15(d)-14(a) cover each series individually, as well as the registrant as a whole.

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Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Barros
February 7, 2011

In connection with your letter and the registration statement noted above the Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aleks Kins
President and Chief Executive Officer